UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

P10, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

69376K 106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69376K 106	13G	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSON Nell M. Blatherwick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 10,302,133
	7.	SOLE DISPOSITIVE POWER 1,200,370
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,370(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Included in reported beneficial ownership are 1,011,307 shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 184,660 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 1.5% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSON David M. McCoy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 28,320,845
	7.	SOLE DISPOSITIVE POWER 2,965,928
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,965,928(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Included in reported beneficial ownership are 2,817,213 shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 110,495 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 4.1% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 4 of 15 Pages

1.	NAME OF REPORTING PERSON Alexander I. Abell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 9,575,760
	7.	SOLE DISPOSITIVE POWER 1,340,823
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,823(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Included in reported beneficial ownership are 914,993 shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 25,830 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 1.4% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 5 of 15 Pages

1.	NAME OF REPORTING PERSON Michael Feinglass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 4,801,346
	7.	SOLE DISPOSITIVE POWER 899,873
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,873(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Included in reported beneficial ownership are 433,497 shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 68,880 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 0.7% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 6 of 15 Pages

1.	NAME OF REPORTING PERSON Andrew Rowan Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 9,794,037
	7.	SOLE DISPOSITIVE POWER 1,052,274
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,274(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Included in reported beneficial ownership are 971,307 shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 51,660 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 1.4% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 7 of 15 Pages

1.	NAME OF REPORTING PERSON Thomas P. Danis Revocable Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION IL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 33,493,354
	7.	SOLE DISPOSITIVE POWER 3,459,283
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,459,283(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%(2)
12.	TYPE OF REPORTING PERSON OO

(1)

Included in reported beneficial ownership are 3,337,119 of shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 110,495 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 4.8% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 8 of 15 Pages

1.	NAME OF REPORTING PERSON Prism 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION WY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 9,248,200
	7.	SOLE DISPOSITIVE POWER 924,820
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,820(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%(2)
12.	TYPE OF REPORTING PERSON OO

(1)	Beneficial ownership consists of shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held.
(2)

Represents the percentage of Class A Common Stock (“Class A Stock”) beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 1.3% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 9 of 15 Pages

1.	NAME OF REPORTING PERSON Charles K. Huebner Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION IL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 42,741,554
	7.	SOLE DISPOSITIVE POWER 4,384,103
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,384,103(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
12.	TYPE OF REPORTING PERSON OO

(1)

Included in reported beneficial ownership are 4,261,939 shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 110,495 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 6.2% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 10 of 15 Pages

1.	NAME OF REPORTING PERSON Jon I. Madorsky Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 39,105,160
	7.	SOLE DISPOSITIVE POWER 4,032,709
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,032,709(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%(2)
12.	TYPE OF REPORTING PERSON OO

(1)

Included in reported beneficial ownership are 3,896,939 of shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 110,495 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 5.7% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 11 of 15 Pages

1.	NAME OF REPORTING PERSON Souder Family LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 42,873,745
	7.	SOLE DISPOSITIVE POWER 4,516,294
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,294(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(2)
12.	TYPE OF REPORTING PERSON OO

(1)

Included in reported beneficial ownership are 4,261,939 shares of Class B common stock (“Class B Stock”), which as of the date of this statement entitles its holder to ten votes for each share held, and options to acquire 110,495 shares of Class A Common Stock (“Class A Stock”).

(2)

Represents the percentage of Class A Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 6.2% of the combined voting power of the Class A Stock and Class B Stock collectively based upon the total number of shares of Class A Stock and Class B Stock reported outstanding as of November 10, 2023. Shares of Class B Stock are convertible into shares of Class A Stock on a one-for-one basis.

CUSIP No. 69376K 106	13G	Page 12 of 15 Pages

Item 1(a).	Name of Issuer:

P10, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4514 Cole Avenue, Suite 1600 Dallas, Texas 75205

Item 2(a).	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

1) Nell M. Blatherwick

2) David M. McCoy

3) Alexander I. Abell

4) Michael Feinglass

5) Andrew Rowan Nelson

6) Thomas P. Danis Revocable Trust

7) Prism 2, LLC

8) Charles K. Huebner Trust

9) Jon I. Madorsky Revocable Trust

10) Souder Family LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of each Reporting Person is c/o 4514 Cole Avenue, Suite 1600 Dallas, Texas 75205

Item 2(c).	Citizenship:

Each natural person Reporting Person is a citizen of the United States.

Thomas P. Danis Revocable Trust is organized under the laws of Illinois

Prism 2, LLC is a Wyoming limited liability company

Charles K. Huebner Trust is organized under the laws of Illinois

Jon I. Madorsky Revocable Trust is organized under the laws of Florida

Souder Family LLC is a Florida limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

69376K106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing. Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See row 9 of the cover pages.

(b) Percent of class: See row 11 of the cover pages.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:See row 5 of the cover pages.

CUSIP No. 69376K 106	13G	Page 13 of 15 Pages

(ii) Shared power to vote or direct the vote:See row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of:See row 7 of the cover pages.

(iv) Shared power to dispose or to direct the disposition of:See row 8 of the cover pages.

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by each Reporting Person as of December 31, 2023 and (ii) the number of shares of Class A common stock outstanding (53,122,612 shares) and Class B common stock outstanding (63,834,150 shares) as of November 10, 2023 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

Each Reporting Person is party to that certain Controlled Company Agreement, dated as of October 9, 2021, with the Issuer, entities affiliated with 210 Capital, LLC, and entities affiliated with TrueBridge Capital Partners LLC, pursuant to which, among other things, each stockholder group has certain director designation rights, has agreed to vote their shares for the designated director nominees, and has agreed to certain lock-up restrictions that will terminate in full on October 20, 2024.

The Reporting Persons may be deemed to be members of a Section 13(d) group that collectively beneficially owns more than 10% of the Issuer’s common stock. Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held by any other Reporting Person covered by this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

/s/ Nell M. Blatherwick
Name:	Nell M. Blatherwick

/s/ David M. McCoy
Name:	David M. McCoy

/s/ Alexander I. Abell
Name:	Alexander I. Abell

/s/ Michael Feinglass
Name:	Michael Feinglass

/s/ Andrew R. Nelson
Name:	Andrew Rowan Nelson

Thomas P. Danis Revocable Living Trust
dated March 10, 2003

By:	/s/ Thomas P. Danis, Jr.
Name:	Thomas P. Danis, Jr.
Title:	Trustee

Prism 2, LLC

By:	/s/ Thomas P. Danis, Jr.
Name:	Thomas P. Danis, Jr.
Title:	Trustee

Charles K. Huebner Trust
dated January 16, 2001

By:	/s/ Charles K. Huebner
Name:	Charles K. Huebner
Title:	Trustee

Jon I. Madorsky Revocable Trust
dated December 1, 2008

By:	/s/ Jon I. Madorsky
Name:	Jon I. Madorsky
Title:	Trustee

Souder Family LLC

By:	/s/ William F. Sounder
Name:	William F. Souder
Title:	Managing Partner